Exhibit 99.3
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

Twelve Months Ended
($ in thousands)	December 31, 2007

FIXED CHARGES:
Interest Expense	$45,009
Amortization of Debt Premium, Discount and Expense	456
Interest Component of Rentals	1,288

Total Fixed Charges	$46,753

EARNINGS:
Net Income before Dividends on Preferred Stock	$91,578
Add:
Income Taxes	54,892
Total Fixed Charges	46,753

Total Earnings	$193,223

Ratio of Earnings to Fixed Charges	4.1